Griffinest Asia Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended March 31, 2026

CONFIDENTIAL
DOCUMENT

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66571

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/25__ AND ENDING __03/31/26__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GRIFFINEST ASIA SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 NORTH LAKE AVENUE SUITE 110

(No. and Street)

PASADENA,	CA	91101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katie Tai	626-792-1388	ktai@griffinasia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Katie Tai _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRIFFINEST ASIA SECURITIES, LLC _____, as of 3/31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ C FO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Griffinest Asia Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffinest Asia Securities, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA
We have served as the Company's auditor since 2023.
Century City, California
May 29, 2026


Griffinest Asia Securities, LLC
Statement of Financial Condition
March 31, 2026



Assets


Cash and cash equivalents	$	2,219,878
Receivable from clearing broker		3,349,715
Deposit with clearing broker		615,021
Marketable securities, FMV		4,346,991
Commission receivable		30,000
Other receivable		2,084
Related party receivable		19,367
Property and equipment, net		89,848
Prepaid expenses		6
Deposits		10,585
Right-of-Use Asset		370,474
Total assets	$	11,053,969


Liabilities and Member's Equity


Liabilities

Accounts payable and accrued expenses	$	2,609,185
Payable to clearing broker		2,778
Lease Liability		446,440
Total liabilities		3,058,403

Commitments and contingencies

Member's equity

Member's equity		7,995,566
Total member's equity		7,995,566
Total liabilities and member's equity	$	11,053,969


The accompanying notes are an integral part of these financial statements.


Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Griffinest Asia Securities, LLC (the "Company") was formed on March 23, 2004, under the name Fubon Securities USA, LLC ("Fubon") in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including retailing corporate equity and debt securities, mutual fund retailer and options.

The Company is a wholly owned subsidiary of Griffinest Asia Capital, Inc., a California Corporation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of financial condition, the Company has defined Cash Equivalents as money market accounts and highly liquid investments, with original maturities of less than one year, that are not held for sale in the ordinary course of business and certain balances from its clearing broker and subject to takings.

Other receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. The balance at March 31, 2026 is $30,000 as stated on the Statement of Condition.

Other income consists solely of rental income. The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on January 28, 2025. Under an expense sharing agreement, the Company allocated rent of $2,245 per month to its affiliate. The lease commenced March 1, 2025 and ends on October 31, 2030.

Service income is recognized when the Company satisfies a performance obligation. Service income for the current year is negative due to the refund of $8,000 to a client during the current year, which had been previously recognized as service income in the prior year.

Commission income is recorded on a settlement date basis. Generally Accepted Accounting Principles in the United States of America ("US GAAP") requires securities transactions to be recorded on a trade date basis, however, the difference between trade date and settlement date accounting for the Company's commission income is immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has adopted FASB ASC 820, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For Federal tax purposes the Company is treated as a disregarded entity; therefore in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral in the customers' accounts. As of March 31, 2026, the receivable from the clearing broker of $3,349,715 was pursuant to this clearance agreement. Additionally, $2,027,846 of cash equivalents from clearing broker is included in cash on the Statement of Financial Condition; see Note 15.

Note 3: DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance on March 31, 2026 was $615,021.

Note 4: PROPERTY AND EQUIPMENT, NET

During the year ended March 31, 2026, the Company netted the purchase of fixed assets placed into service with the write-off old assets in the Computer hardware and Office equipment classifications and the associated offset against accumulated depreciation. Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Leasehold improvements	$	15,903	5
Computer hardware		77,788	5
Furniture and fixtures		43,059	7
Office equipment		6,806	5
Software development		6,679	3
Total cost of property and equipment		150,235	
Less: accumulated depreciation		(60,387)	
Property and equipment, net	$	89,848	

Note 5: 401(k), CASH BLANACE PLAN AND PROFIT SHARING PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $23,500 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to- dollar basis up to 5% of the employee's compensation, the total employer contribution was $27,772 for the year ended March 31, 2026. Employee contributions vest 100% immediately, while the Company's matching contributions vest over a 5-year period beginning the year after contribution.

Effective January 1, 2020, the Company established a Cash Balance Plan and a Profit Sharing Plan for all eligible employees who have completed 1-year of eligible service from the employee's date of hire and at least one thousand (1000) hours credited during an eligibility computation period. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

For the Cash Balance Plan, each year the Company is required to contribute a determined amount to the plan sufficient to fund the benefits provided under the plan. The amount of the contribution varies from year to year depending on such factors as the covered participant's ages and the trust's investment gains and losses. The total employer contribution was $125,937 for the year ended March 31, 2026.

For the Profit Sharing Plan, the Company may make a profit sharing contribution to the plan each year and in such amount, if any, as it may determine. All employees are eligible except members of a collective bargaining unit, nonresident aliens with no U.S. income, and with at least 1000 hours credited during an eligibility computation period. The total employer contribution was $134,226 for the year ended March 31, 2026.

Note 6:   CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7:   COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on January 28, 2025. The lease commenced March 1, 2025 and ends on October 31, 2030; refer to Note 12.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000.   At times during the fiscal year ended March 31, 2026, each balance held in financial institutions was covered by the FDIC and in excess of SIPC's insured limits. The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future.

In the normal course of business, the Company is subject to pending and threatened legal actions. These financial statements do not have any adjustments for any pending or threatened matters that existed as of March 31, 2026.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees during the year ended March 31, 2026.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2026, the Company had net capital of $7,020,283 which was $6,841,088 in excess of its required net capital of $179,195; and the Company's ratio of aggregate indebtedness ($2,687,929) to net capital was 0.38 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates("ASUs").

For the year ending March 31, 2026, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

Note 12: LEASE

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The Company has a Security of Deposit of $10,585.

Note 12: LEASE (Continued)

The components of lease cost for the year ended March 31, 2026 are as follows:

Operating lease cost	$82,315
Short term lease cost	34,957
Total occupancy and equipment rental	$117,272

Amounts reported in the Statement of Financial Condition as of March 31, 2026 are as follows:

Operating lease:

Right-of-use asset	$370,474
Lease liability	$446,440

Maturities of lease liabilities under the noncancelable operating lease as of March 31, 2026 are as follows:

2026 - 2027	$106,211
2027 - 2028	114,002
2028 - 2029	117,447
2029 - 2030	120,977
2030-2031	72,434
Total undiscounted lease payments	$531,071
Less imputed interest	(84,631)
Total lease liability	$446,440

Other information as of March 31, 2026:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 8% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

Note 13: RELATED PARTY

Under an expense sharing agreement, the Company is owed $12,243 from an affiliate, Griffinest Asia Asset Management LLC ("GAAM") for communication, equipment rental, office expenses, rent and other shared administrative expenses paid for by the Company and allocated to GAAM during the year ended March 31, 2026.

The Company is retained to serve as the introducing broker for the RichFun Portfolio LP. The Company is affiliated through the General Partner, which poses a potential conflict of interest, and serves as a distributor of the RichFun Portfolio LP, receiving a trailing fee of 0.6% and a sales commission of up to 5%. The balance of receivables from the RichFun Portfolio LP at March 31, 2026 is $6,914.

Note 14: MARKETABLE SECURITIES, FMV

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 14: MARKETABLE SECURITIES, FMV (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2026.

Assets	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalent	$ 2,027,846	$	$	$ 2,027,846
Marketable securities, FMV	4,346,991			4,346,991
TOTALS	$ 4,346,991	$ -	$ -	$ 4,346,991

Cash and Cash Equivalent held by the Company at Pershing LLC consist of cash, including foreign currency, and money market funds, and do not include any digital coins or treasuries.
Marketable securities held by the Company consist of equities, option, and corporate bonds.
Marketable securities are stated at their fair market value based on quoted prices in active markets.

Note 15: SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.